
02058841

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 30 2002
WASH. D.C. 154 SECTION

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Glassworks of Chile
(Translation of registrant's name into English)

Hendaya N° 60
Las Condes
Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ____ No ✓

CRISTALERIAS DE CHILE S.A.

Material event
US$25MM Investment

CONTENTS

Press release dated September 25, 2002.

NOTES

a) On September 25, 2002, Cristalerías de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean Superintendency of Stock Corporation and Insurance Companies) a letter explaining a US$25 million investment.

b) This report is a free translation from the original in Spanish.


Cristalchile

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.cl

FOR IMMEDIATE RELEASE

CRISTALERIAS DE CHILE WILL INVEST US$25MM

Santiago, Chile (September 25, 2002) – Cristalerías de Chile S.A. a Chilean conglomerate and the largest producer of glass containers in Chile, today announced that the Company's Board of Directors approved an investment of approximately US$25 million destined to rebuild and increase the capacity of Furnace B.

The project includes the incorporation of a new productive line with the latest technology available in the glass container industry. The aforementioned will raise the Company's productive capacity to 300,000 annual tons.

CONTACT IN SANTIAGO:
Ricardo Dünner
Head of Investor Relations
PH: (562) 246-8855
EMAIL: rdunner@cristalchile.cl



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

CRISTALERIAS DE CHILE S.A.

By: /s/ Cirilo Elton González
Cirilo Elton Gónzalez
Chief Executive Officer

Date: September 26, 2002.